UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-00800

WM. WRIGLEY JR. COMPANY

(Exact name of registrant as specified in its charter)

410 North Michigan Avenue

Chicago, Illinois 60611

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share

4.30% Senior Notes due 2010

4.65% Senior Notes due 2015

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(2)	☐
Rule 12h-3(b)(1)(i)	☒	Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, no par value per share	1
4.30% Senior Notes due 2010	85
4.65% Senior Notes due 2015	83

Pursuant to the requirements of the Securities Exchange Act of 1934, Wm. Wrigley Jr. Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 20, 2008	WM. WRIGLEY JR. COMPANY

	By:	/s/ Howard Malovany
	Name:	Howard Malovany
	Title:	Senior Vice President, Secretary and General Counsel